Exhibit 99.7

Crescent Capital VI, L.L.C.
11624 SE Fifth Street, Suite 200
Bellevue, Washington 98005
(Tel) 425-586-7700
(Fax) 425-688-0500

November 21, 2006

Michael R. Sand, CEO
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam WA  98550

Dear Mr. Sand:

Jeff Gow asked me to respond to your letter to him dated November 13, 2006, in which you described conversations with me regarding Crescent Capital’s potential referrals of business to Timberland.

As Jeff explained in Crescent Capital’s letter of October 6, 2006, and as I elaborated in our telephone conversation of October 31, 2006, Crescent is offering to take an active role in referring prospective clients to Timberland.  Through collaboration with Crescent, Timberland can use Crescent Capital’s extensive business contacts and expertise to develop new clients, both for loans and deposits.  In doing so, we strongly feel that Timberland can significantly improve shareholder value.  Our intent is simply to enhance the business of Timberland and, therefore, our position as a substantial shareholder.  We have not settled on the precise form this assistance would take, and would invite discussion with Timberland on its preferred approach, all subject to applicable banking regulations.

We believe that it would be helpful to Timberland’s board of directors to have a representative of Crescent, its largest independent shareholder, on the board.  Crescent’s credibility in making referrals to its business contacts is a valuable asset, one that Crescent will not casually lend to Timberland.  By having a representative of Crescent on Timberland’s board of directors, Crescent will (i) have greater confidence that its referrals will be handled with the attention and customer service that ensures a positive experience and a mutually beneficial relationship, and (ii) understand Timberland’s processes so that, in the event of a negative outcome, it can explain it to Crescent’s referral.  Consequently, Crescent will decline to become actively involved in referring business to Timberland in the absence of a representative on the board of directors.

Your letter also references the disclosure in our Schedule 13D filings.  I believe the information that was material to investors was appropriately disclosed in our filings.  I did not think Timberland’s shareholders would find it material that I talked to you as the meeting was winding up and that I followed up with a phone call to reiterate the information disclosed to you regarding Crescent Capital and its affiliation with Jeff Gow and me.  We have discussed this issue with our legal counsel.

We still have not received a response to our inquiry of October 6, 2006, requesting that Timberland appoint me as a director of Timberland’s board of directors.  We regret that communications between Timberland and its largest shareholder can not take place in a more timely manner.  Since your letter did not respond to our inquiry, nor did you respond to my phone messages on this issue, Jeff Gow has raised the issue directly with the Chairman of the Board of Directors, Clarence E. Hamre, by letter dated today.

We accept your offer to meet with us to discuss Timberland’s quarterly and annual operating results.  We suggest the meeting take place on December 1, 2006. Please contact me with a time that meets your schedule.

* * * *

Since we have not received a response from Timberland regarding Crescent’s request, and as a means of preserving Crescent’s rights at the upcoming annual meeting of shareholders, Crescent hereby requests to inspect and copy the record of Timberland Bancorp’s shareholders, including the non-objecting beneficial owners (the “Shareholder List”), on December 1, 2006, pursuant to Section 23B.16.020(2)(c) of the Washington Business Corporation Act.

Crescent is requesting to inspect the Shareholder List for the purpose of communicating with the other shareholders of Timberland regarding Timberland’s affairs, which may include the solicitation of support and/or proxies in connection with Timberland’s annual meeting of shareholders.

Please contact me to arrange a time for Crescent’s representatives to inspect and copy the Shareholder List during the Company’s regular business hours on December 1, 2006.  I look forward to hearing from you.

Sincerely,

Steven D. Wasson

Cc:	Clarence E. Hamre
Jeffery D. Gow